December 14, 2011

VIA EDGAR CORRESPONDENCE

Houghton R. Hallock

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
Registration Statement on Form N-14 (the “Registration Statement”)
(File Nos. 333-177942 and 333-177973)

Dear Mr. Hallock:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2011 relating to the proposed reorganizations of the series of the Registrant listed on the attached Appendix A. The Staff’s comments were conveyed to us as representatives of the Registrant by telephone on December 9, 2011 and December 12, 2011.

Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.

1.     Comment: Please supplementally provide an explanation regarding why Transamerica WMC Diversified Equity would be the accounting and performance survivor of the reorganization involving Transamerica WMC Diversified Growth and Transamerica WMC Diversified Equity based on the factors set forth in North American Security Trust (pub. avail. Aug. 5, 1994).

Response: In considering which fund should be deemed the accounting and performance survivor of the reorganization, the attributes of the target fund were compared to those of the destination fund. For the reasons discuss below, based upon the factors outlined in North American Security Trust, it was determined that Transamerica WMC Diversified Equity most closely resembles the reorganized fund and would be the accounting and performance survivor of the reorganization.

Transamerica WMC Diversified Equity, the destination fund and proposed accounting and performance survivor, and Transamerica WMC Diversified Growth, the target fund, have the same investment adviser, subadviser, investment objective, restrictions and expense structure. In addition, the portfolio composition of the target and destination funds are substantially similar. The reorganized fund will have the same investment policies as the destination fund. This factor favors the destination fund as the accounting and performance survivor. The destination fund began operations in November 2009, but, on November 13, 2009, acquired the assets and assumed the liabilities of two Transamerica Funds and two Transamerica Premier Funds, including

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Transamerica Premier Diversified Equity Fund (the “predecessor fund”), and the predecessor fund was the accounting and performance survivor of the reorganizations. The predecessor fund launched in March 1998. The target fund launched in March 2000. This factor favors the destination fund as the accounting and performance survivor. The destination fund had net assets of $661,247,679 as of August 31, 2011 and target fund had net assets of $1,179,080,220 as of August 31, 2011, so this factor slightly favors the target fund.

2.     Comment: Please explain supplementally why allocating the cost of the reorganizations to the Target Funds is appropriate.

Response: As described more fully in the Information Statement/Prospectus, each target fund is expected to derive a benefit by being reorganized into the corresponding destination fund. Based on the relative expected costs and benefits of the reorganizations, the Board determined that the expenses associated with the reorganizations would be borne by the target funds.

3.     Comment: In the section “Comparison of Principal Risks of Investing in the Fund” of the Information Statement/Prospectus, please confirm supplementally that the risk “Increase in Expenses” is applicable.

Response: The Registrant so confirms.

4.     Comment: Please explain supplementally whether performance information is shown for the predecessor fund of Transamerica WMC Diversified Equity.

Response: The performance information shown for Transamerica WMC Diversified Equity includes the performance of the predecessor fund adjusted for Class A expenses. The Registrant has made revisions to the introductory paragraph in the section “The Funds’ Past Performance” on page 7 of the Information Statement/Prospectus to clarify this fact.

5.     Comment: Please revise the expense tables and examples presented for each reorganization in the Information Statement/Prospectus to be as of October 31, 2010.

Response: The Registrant has made revisions consistent with the Staff’s comment.

6.     Comment: Please explain supplementally why the “other expenses” for the pro forma combined Destination Fund in the fee table for Transamerica WMC Diversified Growth and Transamerica WMC Diversified Equity Class I shares are lower than either the Target or the Destination Fund.

Response: The “other expenses” for the Class I shares of the pro forma combined Destination Fund includes a fixed transfer agent expense that is specific to Class I. Due to the small asset size of Class I in the Target Fund and Destination Fund, the basis point impact to Class I shares for this transfer agent expense is significant. However, the Class I of the pro forma combined Destination Fund has significantly greater assets than the Class I shares of the Target or Destination Fund, so the fixed transfer agent cost has much less of an impact.

7.     Comment: In the Capitalization table for each reorganization, please provide the information as of April 30, 2011.

Response: The Registrant has made revisions consistent with the Staff’s comment.

December 14, 2011

8.     Comment: In the section “Portfolio Securities”, if the Registrant’s investment advisor knows which securities may be sold, make a statement to that effect therein.

Response: The Registrant’s investment advisor does not know which, if any, of the Target Funds’ portfolio securities will be sold.

9.     Comment: In the introductory paragraph for the Pro Forma Financial Statements in the SAI, please provide information consistent with requirements of Rule 11-02(b)(2) of Regulation S-X.

Response: The Registrant has made revisions consistent with the Staff’s comment.

10.    Comment: In the Pro Forma Schedule of Investments in the SAI, for clarity, please change the column heading “Pro Forma Fund” to be consistent with the pro forma heading found in each expense table in the Information Statement/Prospectus.

Response: The Registrant has made revisions consistent with the Staff’s comment.

11.    Comment: In Note 5 of the Pro Forma Financial Statements, please provide the information regarding the valuation of securities consistent with ASC 820.

Response: The Registrant has made revisions consistent with the Staff’s comment.

12.    Comment: Please explain supplementally why the reorganizations will be treated as extraordinary expenses under GAAP.

Response: The costs associated with the reorganizations are costs not incurred in the normal course of business, so such expenses qualify as “extraordinary expenses” under GAAP.

13.    Comment: On page 2 in the “Summary” section, please provide the cost of the reorganizations broken down by Target Fund.

Response: The Registrant has made revisions consistent with the Staff’s comment.

14.    Comment: In the chart on page 3, add a statement indicating that the 80% investment policy of the Funds applies to net assets plus borrowings for investment purposes.

Response: The Registrant has made revisions consistent with the Staff’s comment.

15.    Comment: On page 12 in the section “Reasons for the Proposed Reorganization,” indicate the relative weightings of the factors the board considered. Please also provide an explanation regarding the Board’s consideration of the relative underperformance of the Destination Fund in the last sentence of the section.

Response: In their deliberations, the trustees did not identify any particular information that was all-important or controlling, and each trustee attributed different weights to the various factors. The trustees evaluated all information available to them on a fund-by-fund basis, and their determinations were made separately in respect of each fund.

16.    Comment: Please include the Tandy representations in your response letter.

December 14, 2011

Response: The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1836 with any questions.

Very truly yours,

/s/ Tanya L. Goins

Tanya L. Goins

Appendix A

Acquired Portfolio	Acquiring Portfolio

Transamerica WMC Diversified Growth Class A Class B Class C Class I Class I2 Class T	Transamerica WMC Diversified Equity Class A Class B Class C Class I Class I2 Class T
Transamerica Morgan Stanley Mid-Cap Growth Class I2	Transamerica Morgan Stanley Growth Opportunities Class I2